Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

               Vasogen's Celacade(TM) Reduces Cardiac Inflammation
                              in Preclinical Study


Toronto, Ontario (September 15, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), announced that preclinical results demonstrating the ability of Celacade(TM) (immune modulation therapy) to reduce heart muscle inflammation were presented yesterday at the Heart Failure Society of America (HFSA) meeting in Toronto. The research was conducted by Dr. Guillermo Torre-Amione, Katy Becker, Corinne Brann, and Dr. Douglas L. Mann from the Methodist DeBakey Heart Center and Winter's Center of Heart Failure Research at Baylor College of Medicine in Houston.

The research demonstrated that Celacade(TM) decreased both myocardial levels of the pro-inflammatory cytokine TNF-a and inflammatory cellular infiltrates in heart tissue in a murine model of cardiac inflammation (myosin-induced myocarditis). Inflammatory cellular infiltrates were found in 57% of controls and in only 25% of animals treated with Celacade(TM). Furthermore, Celacade(TM) treatment resulted in a significant attenuation of TNF-a levels (p<0.001). Previous preclinical studies in other models of inflammatory disease have shown that, in addition to TNF-a, Celacade(TM) down-regulates a number of pro-inflammatory cytokines and increases levels of key anti-inflammatory cytokines. Inflammation mediated by pro-inflammatory cytokines including
IL1-B, IFN-y and TNF-a, are implicated in the pathophysiology of myocarditis and heart failure, resulting in left ventricular dysfunction and remodeling. Modulation of the inflammatory events that occur in the pathogenesis of myocarditis represents a target for therapeutic intervention in patients with heart failure.

"Our research provides new evidence of the ability of Celacade(TM) immune modulation therapy to attenuate inflammation in the heart," stated Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at the Methodist DeBakey Heart Center and Baylor College of Medicine and Principal Investigator for the U.S. arm of Vasogen's ongoing phase III ACCLAIM trial. "The key importance of this finding is that the anti-inflammatory effects of Celacade(TM) were focused at the tissue level within the myocardium, providing new insights into the mechanism of benefit of Celacade(TM) in heart failure."

Vasogen is currently conducting the 2,000-patient pivotal phase III ACCLAIM trial in chronic heart failure patients, which is designed to support regulatory approvals and the commercial introduction of Celacade(TM) in North America and Europe. The ACCLAIM trial is based on the results from Vasogen's phase II trial, which were published today in the Journal of the American College of Cardiology (Vol 44, Issue 6, pp. 1181-1186) and demonstrated a significant reduction in the risk of death and hospitalization among advanced heart failure patients receiving Celacade(TM). ACCLAIM is designed to further evaluate the impact of Celacade(TM) on reducing mortality and morbidity in this patient population. James Young, MD, Chairman, Department of Medicine and Medical Director of the Kaufman Center for Heart Failure at The Cleveland Clinic, is the Chairman of the Steering Committee and Global Principal Investigator for the ACCLAIM trial.



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                                                   ...page 2, September 15, 2004

About Heart Failure:
Heart failure is a debilitating condition in which the heart's ability to function as a pump is impaired, most frequently as a result of coronary artery disease or hypertension. Chronic inflammation is recognized as contributing to the development and progression of chronic heart failure but currently approved treatments for heart failure do not address this important pathophysiological mechanism. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. It is estimated that there are more than 10 million people with chronic heart failure in North America and Europe. The average five-year survival rate for all patients with heart failure is approximately 50%. In the United States alone, there are approximately 300,000 deaths associated with chronic heart failure each year and the cost of medical care, primarily resulting from hospitalization, exceeds $19 billion annually.

About Vasogen:
Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of drugs, which includes VP025, designed to interact with APCs to regulate cytokine levels and control inflammation.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.